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                                                                      EXHIBIT 99



                       AMENDMENT DATED JANUARY 27, 2000 TO
                      PROXICOM, INC. 1996 STOCK OPTION PLAN

The Proxicom, Inc. 1996 Stock Option Plan is amended as follows:

4.2          COMMON STOCK

The stock that may be issued pursuant to Awards granted under the Plan shall be Common Stock, which shares may be treasury shares or authorized but unissued shares. The number of shares of Common Stock that may be issued pursuant to Awards granted under the Plan shall not exceed in the aggregate 14,000,000 shares of Common Stock, which number of shares is subject to adjustment as provided herein. If any Award expires, terminates or is terminated for any reason prior to exercise in full, the shares of Common Stock that were subject to the unexercised portion of such Award shall be available for future Awards granted under the Plan. When the exercise price for an Award under this Plan is paid with previously outstanding shares or with shares as to which the Award is being exercised, as permitted in section 13, only the number of shares of stock issued net of the shares of stock tendered shall be deemed delivered for purposes of determining the maximum number of shares of Stock available for delivery under the Plan. Shares of stock delivered under the Plan in settlement, assumption or substitution of outstanding awards (or obligations to grant future awards) under the plans or arrangements of another entity shall not reduce the maximum number of shares of stock available for delivery under the Plan, to the extent that such settlement, assumption or substitution as a result of the Company or an Affiliate acquiring another entity (or an interest in another entity).